Exhibit 2
Gary R. Heminger:
Good morning my fellow employees. This morning we made several announcements concerning Marathon Petroleum Corporation, Speedway and MPLX.
First let me talk about the quarter and as you'll see as you have time to review some of the numbers that we put out this morning that we outperformed analyst expectations in the quarter; as the same, we outperformed the same quarter last year. That is due to the very hard work and effort and total loyalty that our management team and all of our employees have put forth to run this great company.
And second, the board has approved the company to pursue a separation of Speedway. We believe now is the time based on the tremendous track record that we have had with Speedway since we separated from Marathon Oil in 2011. I'll get into that in a little more detail in just a second.
Third, the board has approved a special committee to evaluate the alternatives within the midstream space. Again, I'll talk about that in just a second.
And lastly, we reported $1.63 per share for the third quarter of 2019. In addition, we've already achieved $686 million of synergies against an annual [gross, run-rate] goal of $600 million for 2019.
I would like to share with you now some of the work that we've done going back to early part of 2019 long before we had any discussions with any outside shareholders about opportunities to create value. And I think it'd be best to start to look at the track record of the performance of MPC going back to 2011 when we split from Marathon Oil.
We have total shareholder return to 323%. As we compare that against the S&P 500 or our refining peers, you can see that we have way outperformed both of those comparators on a year to date basis. But what is the next phase of the value creation? And that is a separation of Speedway. And fellow employees let me take you to the slide and talk a little bit about the evolution of Speedway under Marathon stewardship.
If I take you back to 2011 when we spun off from Marathon Oil, we have taken this company and grown its EBITDA, which is a proxy for cash flow, from nearly $380 million to our expectations of 1.5 billion this year. That's a four-fold increase or 19% compounded annual growth rate. We now have nearly 4,000 stores. We have 6 million everyday customers through our Speedway rewards program.
This is just a tremendous effort and a tremendous accomplishment by everyone at Speedway and what they've been able to do to execute, to bring on new stores, to re-ID those stores and be ready to be the top performer in this industry.
And let me take some time to talk to you about the continuous value creation and what we see in the Speedway separation. While this slide may seem a bit technical, I'll bring the math down to a simplest form. First of all, we believe that Speedway in a standalone basis will have an enterprise value between 15 to $18 billion. That's an uplift versus how we believe Speedway is reflected in MPC share price today of somewhere between five and $8 billion. You take five to $8 billion of uplift over the outstanding share count that we have today, and that's approximately six to $10 per share.
So let me take some time to talk to you about the new Speedway and what we see as a compelling answer for investors. Again, if you look at the chart on the top right, and if you go back to the 2011 period through approximately 2016, 17, you can see that there is a wider multiple or wider market value for a retail sector than for a refining sector. Then in the 2017, 18 period, those values converged, but now they have widened back out to even be more valuable than they were in the prior periods.

Again, thinking about the slide that I just reviewed with you, that we've grown this company from 380 million to 1.5 billion, and you just simply do the math. You can see where we come up with approximately a five to $8 billion uplift in what we think the total value to the shareholders owning a share of Marathon Petroleum as well as owning a share of Speedway. Now's the time to capture this value for Speedway and all of the shareholders of Marathon.
Now let me turn to the midstream space. The board has approved a midstream special committee to work with management to continue to evaluate if there are other ways in which we can drive value within MPLX and therefore transfer that value into MPC. However, this is a very complex discussion. Complexity around tax regulations, complexity around leverage and complexity around the different assets and where they sit within the Marathon family. Such as our refining logistics assets, our fuels distribution assets, and all the pipelines, terminals, and marine assets along with gathering and processing assets we have across the company.
So we have engaged with advisors and tax experts to continue to work on if there are other ways in order to be able to drive value within the midstream space. This work is going to take time and we will continue to update employees as we continue to pursue a full value decision around these assets.
So I'm sure you're asking what does this mean for each of us? What is most important is that all of us, our employees, that we stay focused on our daily job, we stay focused how we can be efficient and we stay focused on how we can continue to deliver the best income per barrel of anyone in this industry. That has always been our mantra. That has always been our creed and that's what drives us every day, each one of us, and I'm very proud of what you've done.
Let me then talk about some executive changes that we announced this morning. First of all, Greg Goff has elected to retire at the end of this year. Greg is Executive Vice Chairman and on the boards of both MPC and MPLX. We thank Greg for his 38 years of service to the industry and for his help in being able to integrate, Andeavor within MPC and the great start we have in this combination of this new company.
Second, I would like to congratulate Mike Hennigan on being named President and CEO of MPLX. Mike has a tremendous grasp on all of the midstream business and he's also a tremendous advocate for the entire portfolio of MPC and how it interacts with MPLX. I wish Mike all the best and I know he'll do a tremendous job in taking MPLX to the next level.
Lastly, as I'm sure you read this morning, I've announced that I will retire at the end of the annual meeting in April of 2020. This has been my planned retirement day for quite some time. In fact, everybody gets to retire some time and I will have fulfilled my commitment to the board that I would stay on for at least a couple of years to get this integration rolling and be able to capture the synergies that I talked about earlier.
I'm very proud of all the management team and all of the employees that I've worked with over my career. So I cannot thank you enough for everything that you've done for this company, everything you've done to help me and everything you've done to make this company what I think is the best company in the downstream business.
Thank you. I'm not going anywhere soon and I hope to be able to spend a lot of time with you each and every day before the annual meeting. Thank you and God bless.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (MPC). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations, strategy and value creation plans of MPC. In accordance with “safe harbor” provisions of the Private Securities

Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “commitment,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,“ “policy,” “position,” “potential,” “predict,” “priority,” “progress,” “project,” “proposition,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company’s control and are difficult to predict. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include but are not limited to: with respect to the planned Speedway separation, the ability to successfully complete the separation within the expected timeframe or at all, based on numerous factors including the macroeconomic environment, credit markets and equity markets, our ability to satisfy customary conditions, and the ability to achieve the strategic and other objectives discussed herein; with respect to the Midstream review, our ability to achieve the strategic and other objectives related to the strategic review discussed herein; the risk that the cost savings and any other synergies from the Andeavor transaction may not be fully realized or may take longer to realize than expected; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income and earnings per share; future levels of capital, environmental and maintenance expenditures; general and administrative and other expenses; business strategies, growth opportunities and expected investment; share repurchase authorizations, including the timing and amounts of any such repurchases; the adequacy of capital resources and liquidity, including availability, timing and amounts of free cash flow necessary to execute business plans and to effect any share repurchases or dividend increases; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on the business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2018, and in Forms 10-Q, filed with the SEC. Copies of MPC's Form 10-K and Forms 10-Q are available on the SEC website, MPC's website at https://www.marathonpetroleum.com/Investors/ or by contacting MPC's Investor Relations office. Copies of MPLX's Form 10-K and Forms 10-Q are available on the SEC website, MPLX's website at http://ir.mplx.com or by contacting MPLX's Investor Relations office.

We have based our forward-looking statements on our current expectations, estimates and projections about our business and industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements.  We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Important Additional Information

MPC, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from MPC shareholders in connection with the matters to be considered at MPC’s 2020 Annual Meeting. MPC intends to file a proxy statement with the SEC in connection with any such solicitation of proxies from MPC shareholders. MPC shareholders are encouraged to read any such proxy statement and accompanying white proxy card when they become available as they will contain important information. Information regarding the ownership of MPC’s directors and executive officers in MPC shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with MPC’s 2020 Annual Meeting. Information can also be found in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed with the SEC, and Current Reports on Form 8-K filed with the SEC. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by MPC with the SEC for no charge on the SEC website, MPC’s website at https://www.marathonpetroleum.com/Investors/ or by contacting MPC’s Investor Relations office.